SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Moving Bytes Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

624648101
(CUSIP Number)

October 22, 2004
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[     ]

Rule 13d-1(b)

[     ]

Rule 13d-1(c)

[ X ]

Rule 13d-1(d)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
James Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
N/A
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
	5	SOLE VOTING POWER
NUMBER OF		1,558,572
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		1,558,572
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,558,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6%
12	TYPE OF REPORTING PERSON
IN

Item 1

(a).

Name of Issuer:

Moving Bytes Inc.

Item 1

(b).

Address of Issuer’s Principal Executive Offices:

4340 Redwood Hwy. Ste. F222

San Rafael, Ca 94903

Item 2

(a).

Name of Person Filing:

James Miller

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

524 14th St.

Manhattan Beach CA 90266

Item 2

(c).

Citizenship:

U.S.

Item 2

(d).

Title of Class of Securities:

Common

Item 2

(e).

CUSIP Number:

624648101

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act;

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[   ]

Insurance Company as defined in Section 3(a)(19) of the Act;

(d)

[   ]

Investment Company registered under Section 8 of the Investment Company Act;

(e)

[   ]

Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[   ]

Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[   ]

Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[   ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)

[   ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

[   ]

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:

1,558,572

(b)

Percent of class:

6%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

1,558,572

(ii)

Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of

1,588,572

(iv)

Shared power to dispose or to direct the disposition of

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2004
(Date)
“James Miller”
(Signature)
James Miller
(Name/Title)